(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 10-D ☐ Form 11-K ☐ Form 10-Q ☐ Form N-CSR ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended February 28, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Q.E.P. Co., Inc.

Full name of registrant

Former name if applicable

1001 Broken Sound Parkway, Suite A

Address of principal executive office (Street and number)

Boca Raton, FL 33487

City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Q.E.P. Co., Inc. (the “Company”) files this report for a 15-day extension from May 29, 2006 to June 13, 2006 for filing its Annual Report on Form 10-K for the period ended February 28, 2006. The Company will not file its Form 10-K by May 29, 2006 because it is unable to complete the preparation of its consolidated financial statements by the initial filing date without unreasonable effort or expense. The Company anticipates that it will be able to file its complete Annual Report on Form 10-K by June 13, 2006.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Randall Paulfus (Name)	561 (Area Code)	994-5550 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that it will incur a net loss for the fiscal year ended February 28, 2006, which is a substantial decrease from the net income reported in the previous fiscal year. The decrease is due to several factors, including an increase in the value of a warrant put liability and certain operational issues. A reasonable estimate of the actual results of operations cannot be made at this time because the presentation, analysis, and review of the fiscal 2006 Consolidated Financial Statements have not yet been finalized.

Q.E.P. Co., Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 30, 2006	By:	/s/ Randall Paulfus